Exhibit 99.1

Changes in Board Composition

SHANGHAI, August 8, 2023 — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced that Mr. Guangheng Ji has tendered his resignation as a non-executive director and other relevant positions of the Company, due to change of his personal work arrangements. Mr. Ji’s resignation took effect from August 8, 2023. The board of directors of the Company has appointed Mr. Yonglin Xie as a non-executive director of the Company with effect from August 8, 2023.

The Company would like to take this opportunity to express its appreciation to Mr. Ji for his significant contribution to the Company during his tenure of office.

Mr. Xie, aged 54, is currently an executive director, the president and co-CEO of Ping An Insurance (Group) Company of China Ltd. (a company whose shares are dually listed on the Shanghai Stock Exchange (stock code: 601318) and the Stock Exchange (stock code: 2318) and one of the controlling shareholders of the Company) (“Ping An Insurance”) and the chairman of Ping An Bank Co., Ltd. (a company whose shares are listed on the Shenzhen Stock Exchange (stock code: 000001)) (“Ping An Bank”). Mr. Xie joined Ping An Insurance in 1994 and has been serving as a director of Ping An Insurance since April 2020. He was the deputy director of Ping An Insurance’s Strategic Development & Reform Center from June 2005 to March 2006. He held positions of the operations director, the human resources director, and a vice president of Ping An Bank from March 2006 to November 2013, and served as the special assistant to the chairman, the president and the CEO, and the chairman of Ping An Securities Co., Ltd. from November 2013 to November 2016 consecutively. He was a senior vice president of Ping An Insurance from September 2016 to December 2019. Previously, Mr. Xie served as the deputy general manager of sub-branches of Ping An Property & Casualty Insurance Company of China, Ltd., the deputy general manager and then the general manager of branches of Ping An Life Insurance Company of China, Ltd. (“Ping An Life”), and the general manager of the marketing department of Ping An Life. Mr. Xie graduated from Nanjing University with a Ph.D. in Corporate Management and a Master of Science degree.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. The Company offers financing products designed principally to address the needs of small business owners. In doing so, the Company has established relationships with over 550 financial institutions in China, many of which have worked with the Company for over three years. These financial institutions provide funding and credit enhancement for the loans the Company enables as well as other products to enrich the small business owner ecosystem that the Company is creating.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Lufax’s beliefs and expectations, are forward-looking statements. Lufax has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. These forward-looking statements include, but are not limited to, statements about Lufax’s goals and strategies; Lufax’s future business development, financial condition and results of operations; expected changes in Lufax’s income, expenses or expenditures; expected growth of the retail credit enablement; Lufax’s expectations regarding demand for, and market acceptance of, its services; Lufax’s expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry Lufax operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Lufax’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lufax does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com

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